TAHOE RESOURCES ANNOUNCES ESCOBAL MINERAL RESERVES
New 43-101 Mineral Resource and Reserve Estimate, Feasibility Study

VANCOUVER, B.C. (November 5, 2014) – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) is pleased to announce the completion of new mineral resource and mineral reserve estimates prepared in accordance with National Instrument (NI) 43-101 and supported by an independent Feasibility Study of its 100% owned Escobal mine in southeastern Guatemala. The Feasibility Study also updates the cost and operating parameters of throughput expansion from the current 3500 tonnes per day (tpd) to 4500 tpd. (Amounts all listed in U.S. Dollars)

Highlights

  Measured and Indicated mineral resources total 433.9 million silver ounces at an average grade of 346 grams per tonne (g/t), reflecting an 18 percent increase in Measured and Indicated silver ounces as compared to the January 2012 mineral resource estimate.
  Inferred mineral resources total 9.3 million silver ounces at an average grade of 224 g/t.
  Proven and Probable mineral reserves of 31.4 million tonnes at an average silver grade of 347 g/t for 350.5 million silver ounces contained in the mine plan.
  Average annual production of 19.1 million silver ounces and 22.4 million silver equivalent ounces over the first 10 years of the mine life.
  As of July 1, 2014, the remaining capital costs to expand the production rate from 3500 to 4500 tpd are estimated at $24.3 million. All expansion capital is expected to be funded by existing cash balance and projected future cash flow.

Chief Executive Officer and Vice Chairman Kevin McArthur said, “The primary purpose of this Feasibility Study was to provide support for the mineral reserve estimate and the details of the life of mine plan.” “Escobal achieved commercial production in January, and our goal is to produce 20 million ounces of silver in this first year of production. Escobal forms a strong economic foundation for the future growth of the Company,” added Mr. McArthur.

Updated Mineral Resource Estimate
The Escobal mineral resources encompass an area of approximately 2,400 metres along strike and 1,200 metres vertically. The mineral resource estimate was updated by Mine Development Associates (MDA) incorporating data from nearly 59,000 samples collected from 842 surface and underground drill holes totaling 231,326 metres.

The Measured and Indicated mineral resource estimate for the Escobal deposit contains 433.9 million silver ounces, representing an 18 percent increase from the Indicated silver ounces reported in the May 2012 Preliminary Economic Assessment (PEA). There were no Measured mineral resources previously reported for the Escobal deposit. Inferred silver mineral resources currently stand at 9.3 million ounces.

A summary of the Escobal mineral resource estimate is presented below:

Table 1.
Resource	Tonnes	Silver	Gold	Lead	Zinc	Silver	Gold	Lead	Zinc
Classification	(M)	(g/t)	(g/t)	(%)	(%)	(Moz)	(koz)	(kt)	(kt)
Measured	6.5	511	0.40	0.91	1.59	107.4	85	59	104
Indicated	32.5	313	0.32	0.68	1.12	326.5	333	221	364
Total M&I	39.0	346	0.33	0.72	1.20	433.9	418	281	467
Inferred	1.4	224	1.24	0.25	0.47	9.3	50	3	6

               Notes: Average grades indicated. Effective date of the resource estimate is January 23, 2014.The Measured and Indicated mineral resources include mineral reserves. Totals may not reconcile due to rounding.

MDA incorporated the new geologic and analytical data; refined the geologic model; evaluated the statistics of the drill data; interpreted mineral domains on cross sections and level plans; statistically analyzed the sample and geologic data to establish estimation parameters; and estimated silver, gold, lead, and zinc grades into a three-dimensional block model using inverse distance cubed. MDA also audited the project database and carried out verification procedures of the project data used in the model.

MDA tabulated the Escobal resource using a silver-equivalent cutoff grade of 130 g/t with the silver-equivalent value calculated using metal prices of $22.00 per ounce silver, $1,325.00 per ounce gold, $1.00 per pound lead and $0.95 per pound zinc.

Proven and Probable Mineral Reserves
The Escobal mineral reserves were estimated by Blattman Brothers Consulting, LLC (Blattman) who completed a mine design and schedule from the Measured and Indicated mineral resources based on the mining and development methodology currently in use at the Escobal mine. Proven and Probable mineral reserves for the Escobal mine include internal and external mining dilution, paste backfill dilution and mining losses.

The Escobal deposit Proven and Probable mineral reserves total 31.4 million tonnes at an average silver grade of 347 g/t and contain 350 million ounces of silver.

Table 2.
Reserve Classification	Tonnes	Silver	Gold	Lead	Zinc	Silver	Gold	Lead	Zinc
	(M)	(g/t)	(g/t)	(%)	(%)	(Moz)	(koz)	(kt)	(kt)
Proven	6.0	457	0.37	0.86	1.51	87.8	71	52	90
Probable	25.4	321	0.32	0.71	1.14	262.7	265	180	291
Proven & Probable	31.4	347	0.33	0.74	1.21	350.5	336	232	382

                Notes: Average grades indicated. Effective date of the reserve estimate is July 1, 2014.

Proven and Probable mineral reserves include 9.3 million tonnes of waste material at average grades of 0.35 g/t silver, 0.11 g/t gold, 0.22 percent lead, 0.39 percent zinc and 0.6 million tonnes of paste fill dilution at zero grade for all metals. External dilution averages 8 percent of the total mined tonnes in the transverse stopes and 16 percent in the longitudinal stopes. Paste fill dilution includes 0.5 metres of over break into the adjacent backfill. Internal dilution is the sub-economic material internal to the stopes and accounts for an additional 23 percent of the total mined tonnes in the transverse stopes and 6 percent in the longitudinal stopes.

Cut-off grades to define the mineral reserves were calculated from the Net Smelter Return (NSR) value of the ore minus the production cost to account for variability in mining method and metallurgical response. NSR value was determined using metal prices of $22.50 per ounce silver, $1,300.00 per ounce gold, $0.95 per pound lead and $0.90 per pound zinc. Actual mining and processing costs, metallurgical performance, and smelter contracts from the Escobal mine and engineering first principles were used to derive operating costs and revenue.

The Escobal mineral reserve estimate is consistent with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Mineral Reserves; is based on Measured and Indicated Resources; and does not include Inferred Resources.

Current Operation
Escobal is an intermediate-sulfidation silver-gold-lead-zinc deposit which the company is currently mining by underground longhole stoping methods. Differential flotation is employed to produce precious metal-rich lead and zinc concentrates. Approximately 50 percent of the tailing are filtered and returned underground in the form of paste backfill to support the underground excavations with the remainder deposited in a dry stack tailing facility. Production at the Escobal mine commenced in the fourth quarter of 2013 and reached commercial production in January 2014. Production from Escobal in the first half of 2014 totaled 9.9 million ounces of silver in concentrate. The Feasibility Study provides economic parameters for the Escobal mine from July 1, 2014 forward.

Feasibility Study Results
The Net Present Value (NPV) of the Escobal mine is represented in the following table at a variety of discount rates and silver prices. NPV is in billions of U.S. dollars and assumes byproduct metal prices of $1,300.00 per ounce gold, $0.95 per pound lead, and $0.90 per pound zinc.

Table 3.
In Billions	$15.00/oz Ag	$18.00/oz Ag	$22.00/oz Ag	$25.00/oz Ag
NPV0%	$1.33	$2.01	$3.00	$3.74
NPV5%	$1.01	$1.52	$2.23	$2.76
NPV10%	$0.82	$1.21	$1.77	$2.18

The following estimated annual statistics for the five-year period from 2015 through 2019 are derived from the Feasibility Study:

Table 4.
At $18.00/oz Ag	2015	2016	2017	2018	2019
Silver ounces produced	20.1	20.1	20.1	20.1	20.1
Total cash cost per ounce	$6.88	$6.90	$6.96	$7.02	$6.89
Capital costs[1]	$45.0	$22.4	$19.1	$20.2	$23.3
Cash flow from operations[2]	$137.1	$147.6	$159.5	$157.3	$156.3

Notes:

1.	Silver ounces produced, capital costs and cash flows in millions.
2.	Includes sustaining and expansion capital cost estimates.
After tax cash flow from Escobal assuming $18.00 Ag, $1,300.00 Au, $0.95 Pb and $0.90 Zn.

Expansion
Mine and mill production is currently exceeding the 3500 tpd design rate. The Company expects construction and development to support the 4500 tpd throughput rate will be completed by the middle of 2015 and production to reach this level by the end of 2015.

Capital requirements to expand the facilities from 3500 tpd to 4500 tpd include costs for underground equipment to support a higher number of active development and production headings; improvements to the paste backfill plant; an additional tailing filter; and modifications and upgrades to pumps, piping and motors in the process plant.

Prior to July 1, 2014, $27.9 million was invested in development and surface plant additions bringing the total estimated cost of the expansion project to $52.2 million. Estimated expansion capital costs remaining after July 1, 2014 are summarized as follows:

Description	US$M
Mine Equipment & Paste Backfill Plant	$12.8
Process Plant	$11.5
Total Expansion Capital Costs	$24.3

No additions or upgrades to major process equipment such as the crushing and grinding facilities are necessary as these were originally sized for the anticipated increase in throughput.

Operating Costs
In cooperation with Escobal operations personnel, M3 Engineering (M3) and Blattman compiled the operating cost estimates. The Feasibility Study estimates average operating costs per tonne of ore processed over the mine life are summarized as follows:

Description	$/tonne
Mining	$37.23
Processing	$22.83
Site G&A	$15.06
Total Operating Cost per tonne	$75.13

Totals may not reconcile due to rounding

Production costs per tonne of ore are higher in the initial years and are expected to decrease as throughput increases and the power supply transitions from diesel generation to less expensive power sources. Smelting, refining and freight costs including penalties are estimated to average $802 per tonne of concentrate over the life of the mine.

Escobal is currently the largest source of income tax revenue in Guatemala. At a silver price of $18.00 per ounce, the Company expects to pay an average of approximately $23 million per year in income taxes and an additional $18 million per year in royalties over the first 10 years of the mine life.

Average total cash cost is expected to be $8.01 per silver ounce over the mine life, net of gold and base metal byproduct credits assuming $1,300.00 per ounce gold, $0.95 per pound lead, and $0.90 per pound zinc. Annual life of mine production, revenue, operating costs, capital costs and cash flow estimates are included in the life of mine economic model contained in the Feasibility Study which will be filed on SEDAR today.

Tahoe President and Chief Operating Officer Ron Clayton said, “Based on Escobal mine performance to date, we see many opportunities to improve on the economic performance outlined in the Feasibility Study.”

Mr. Clayton added, “Furthermore, we expect successful regional exploration efforts could provide additional resources that would result in annually maintaining 20 million ounces of silver production well beyond that demonstrated in the Feasibility Study. These optimization efforts will be the focus of our teams going forward.”

About Tahoe Resources Inc.
Tahoe’s strategy is to responsibly operate the Escobal mine to world standards, to pay significant shareholder dividends and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

Feasibility Study Contributors
The Feasibility Study for the expansion of the Escobal mine was conducted by M3 Engineering & Technology Corporation of Tucson, Arizona under the supervision of Conrad Huss, P.E., Daniel Roth, P.E., and Thomas L. Drielick, P.E. The updated mineral resource estimate was completed by Mine Development Associates of Reno, Nevada under the supervision of Paul Tietz, C.P.G. The mineral reserve estimate and mining studies were completed by Blattman Brothers Consulting, LLC of Cypress, Texas, under the supervision of Matthew Blattman, P.E. Dry stack tailing design was supervised by Jack Caldwell, P.E. of Robertson GeoConsultants Inc. Huss, Roth, Drielick, Tietz, Blattman and Caldwell are Qualified Persons as defined by NI 43-101 and are independent of Tahoe Resources Inc. as defined in Section 1.5 of NI 43-101.

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Qualified Person Statement
This news release has been approved by Charles Muerhoff, Tahoe’s vice president technical services and Qualified Person as defined by National Instrument 43-101.

Cautionary Notes
The Company has included certain non-GAAP financial measures throughout this document. “Total production cost” and “average total cash cost” were divided by the number of silver ounces contained in concentrate to calculate per ounce figures. These measures are not defined under International Financial Reporting Standards (IFRS) and should not be considered in isolation. The Company’s primary business is silver production with other metals (gold, lead and zinc) produced simultaneously in the mining process. The value of these metals represents a low percentage of the Company’s revenue and is considered byproduct. When deriving the production costs associated with an ounce of silver, the Company deducts byproduct credits from gold, lead and zinc sales, which are incidental to producing silver. The Company believes these measures will provide investors and analysts with useful information about the Company’s underlying cash costs of operations, the impact of byproduct credits on the Company’s cost structure and its ability to generate cash flow, as well as a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures.

The Company reports total production costs and total cash costs on a silver ounces produced basis. The Company follows the recommendation of the Silver Institute, a nonprofit international association with membership from across the breadth of the silver industry. The Institute serves as the industry’s voice in increasing public understanding of the many uses and values of silver. The production cost standard is the generally accepted standard of reporting cash costs of production by precious metal mining companies.

These non-GAAP financial measures may be calculated differently by other companies as a result of the underlying accounting principles and policies applied. Operating cash flow is an additional GAAP measure.

Financial Outlook
This press release, in particular the five-year projections of cash flow from operations, contains future-oriented financial information or a financial outlook within the meaning of applicable securities laws (together referred to as the “financial outlook”). The financial outlook has been prepared by management of the Company to provide an outlook of the Company’s activities and results, and may not be appropriate for other purposes. The financial outlook has been prepared based on a number of assumptions including the assumptions discussed under the heading “Forward-Looking Statements” and assumptions with respect to the price of silver and other metals, mineral resource and reserve estimates, costs and expenditures to be incurred by the Company, foreign exchange rates, taxation rates for the Company, general and administrative expenses, and the number of shares the Company expects to be outstanding. Management does not have firm commitments for all of the costs, expenditures, prices or other financial assumptions used to prepare the financial outlook or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those variables are not objectively determinable. The actual results of operations will likely vary from the amounts set forth in the analysis presented in this presentation, and such variation may be material. The Company and its management believe the financial outlook has been prepared on a reasonable basis, reflecting its best estimates and judgments, and represents to the best of management’s knowledge and opinion, the Company’s expected expenditures and results of operations. However, because this information is highly subjective and subject to numerous risks including the risks, discussed above and in the current Annual Information Form, it should not be relied on as necessarily indicative of future results.

Forward-Looking Statements
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). In particular, this news release describes potential future events related to (i) average annual production of silver equivalent ounces over the first 10 years of mine life and the first-year commercial production goal of 20 million ounces of silver; (ii) five-year projections for silver ounces produced, total cash cost per ounce, capital costs and cash flow from operations; (iii) plans and cost estimates to construct the facilities required to increase capacity to 4500 tpd by mid-2015 and reach expected production levels by the end of 2015; (iv) expected total cash cost, average total cash cost per ounce, operating costs per tonne and total production costs, including the expectation that unit-production costs are expected to decrease as throughput increases and less expensive power becomes available; (v) estimates of incomes taxes and royalties payable in Guatemala; (vi) results of exploration efforts and the expected impact on production; and (vii) Tahoe’s strategy to position itself as a leading silver producer in the Americas. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to implement operational improvements at the Escobal mine, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals, the price of silver and other metals, costs of development and production, Tahoe’s ability to operate in a safe and effective manner, and its ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, civil unrest, the timing and possible outcome of pending litigation, cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current Annual Information Form available at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807